Filed by Woodward, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

The following communication from Thomas A. Gendron, Chairman, Chief Executive Officer and President of Woodward, Inc. was distributed to employees on January 12, 2020.

To All Members,

I have exciting news to share with you today. Moments ago, Woodward announced an agreement to combine with Hexcel in a merger of equals to create a premier integrated systems provider serving the aerospace and industrial sectors. The announcement press release is attached.

Why are we doing this?

I understand this may come as a surprise to many of you, and I’d like to share more information about this transaction. Hexcel provides advanced composite materials for the commercial aerospace, industrial and space and defense markets. Their leadership in advanced lightweight materials is a natural fit with our innovative control systems, as we are both focused on enabling smarter, cleaner and safer solutions for our customers across the aerospace and industrial markets. Together, we will be among the top independent aerospace and defense suppliers globally and will be strengthening our Industrial market position. We’ll have greater resources to support customer programs and drive further innovation.

Simply put, we believe we’ll be better and stronger together. I’ve come to know Hexcel well through serving on its Board of Directors for about a decade, and I can assure you that Woodward and Hexcel share highly complementary cultures. We both value collaboration, respect for the individual, and a steadfast dedication to customers, and we both have a shared a commitment to operational excellence and exceptional performance. The combination will be a true partnership between our companies. I’m confident that members of both companies will benefit from being part of an industry leader with greater scale, a well-balanced portfolio and increased resources for innovation and growth.

Company Name, Headquarters and Leadership

The combined company will be named Woodward Hexcel, and will be headquartered in Fort Collins, Colorado. Nick Stanage, Hexcel CEO, will become CEO of the combined company. I will become Executive Chairman and will be collaborating closely with Nick as we work to integrate our two great companies and grow our combined businesses. As part of my personal plan, I will be retiring after one year from the company. At that time, I will transition to non-executive Chairman and will serve in this role for one year, after which Nick will become Chairman. I have had the pleasure of working closely with Nick throughout my time on the Hexcel Board and am excited that he will lead the combined company going forward. Nick and I will serve on the Woodward Hexcel Board of Directors, which will have an additional four directors from each company. We will work together to build out an executive leadership team that reflects the strengths and capabilities of both companies.

What’s next?

Today’s announcement is just the first step in this process. Until the transaction closes, which we expect to be in the third calendar quarter of 2020, it’s business as usual at both Woodward and Hexcel. We will continue to operate as separate companies, and it is essential that we remain focused on our day-to-day responsibilities including safety, quality, on-time delivery, and serving our customers with the same dedication as we have always done.

I know you will likely have many questions about this news. We are committed to keeping you informed and will be communicating more details in the coming weeks and months. Both companies are committed to a seamless integration, and we are forming an integration team led by Bob Weber from Woodward, who has agreed to extend his retirement date, and Rob Hennemuth from Hexcel, who is their Executive Vice President of Human Resources and Communications. Additional details about the merger can be found on the homepage of woodward.com.

This transformative merger of two highly successful companies would not have been possible without your contributions. We have a bright future ahead, and I look forward to our next chapter.

Sincerely,

Tom Gendron

Chairman, Chief Executive Officer and President

Woodward, Inc.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants In The Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.